VNU

NV Verenigde Bezit 82-2876

02042998

Addressee

Corporate Communications / Investor Relations

NV Verenigde Bezit VNU

SUPPL

SEC MAIL RECEIVED PROCESSING
JUL 31 2002
WASH. D.C. 155 SECTION

Date July 15, 2002
Direct phone +31 23 546 32 38
Direct fax +31 23 546 39 12
E-mail r.de.meel@hq.vnu.com

Dear Madam, dear Sir,

Please find enclosed our new corporate brochure **'Welcome to our business'**, which gives a clear and updated overview of VNU's core activities.

The brochure can also be looked at and downloaded from our website www.vnu.com.

We hope that this information will be of use to you.

With kind regards,
VNU nv

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Rob de Meel
Director Corporate Communications / Investor Relations

VNU nv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Haarlem 34.03.62.67

1.1.001 02.99

Welcome to our business



VNU Marketing Information

VNU Media Measurement & Information

VNU Business Information

VNU World Directories



XECUTIVE BOARD

rom left: Gerald Hobbs (Vice Chairman), Frans Cremers, Rob van den Bergh (Chairman), Michael Connors

Welcome to VNU

As an international media and information company we hold a leading market position and recognized brands in marketing information, media measurement & information, business information and directories.

VNU is a leader in market research, providing measurement and analysis of marketplace dynamics, consumer behavior as well as audience measurement.

In the United States and Europe, VNU publishes leading business magazines for various business segments, operates Internet services, and organizes conferences and trade shows.

Our directory businesses are active in seven national markets, in which we publish business and residential directories in print and electronic formats.

VNU is a global player, employing approximately 38,000 people, in over 100 countries.
Around half of our EUR 4.3 billion revenues are generated in North America.
VNU nv is a public company whose shares are listed on the Euronext Amsterdam.
Corporate headquarters is located in Haarlem, The Netherlands.

Executive Board

Corporate Staff

Marketing Information	Media Measurement & Information	Business Information	Directories
ACNielsen	Book/Sound/VideoScan	Global Media	Golden Pages
Claritas USA	Nielsen BDS	Imark	Gouden Gids
Claritas Europe	Nielsen NRG	Jaarbeurs E&M	Páginas Amarelas
Solucient	Nielsen EDI	Learned Information	Pagini Aurii
Spectra	Nielsen Media Research	VNU Business Publications	Promedia
Trade Dimensions	Nielsen//NetRatings	VNU Business Publications USA	Telkom Directory
	IMS	VNU Expositions	Verizon Puerto Rico
	MRP	VNU eMedia	VNU Publitec
	PERQ/HCI		
	Scarborough		
	SRDS		


LOCATIONS
Marketing Information
Media Measurement & Information
Business Information
Directories



2001 **Pro forma**

* excluding Consumer Information and Educational Information
* including ACNielsen

Geographical breakdown revenues

IN %



United States/Canada
The Netherlands
other European countries
rest of the world
12
28
53
7

Breakdown revenues by business group

IN %



Marketing Information
Media Measurement & Information
Business Information
Directories
10
21
46
23

Group	Activities	Major brands
Marketing Information		
ACNielsen ACNielsen Retail Measurement ACNielsen Consumer Panel ACNielsen Customized Research ACNielsen BASES	Market research and market analysis based on retail information, consumer behavior, consumer profiles, test marketing	ACNielsen, Scantrack, MarketTrack, Spaceman, Priceman, Homescan, Homepanel, BASES, Category Business Planner, ACNielsen Answers, ACNielsen Advisor, ACNielsen Consult
Spectra Marketing Systems Trade Dimensions Claritas (USA) Claritas (Europe) Solucient (36%)	Marketing support services including geodemographic information, lifestyle data of demographically balanced households, data analysis of client databases	Claritas - PRIZM, MicroVision, Spectra - InfiNet, Advantage, Trade Dimensions - TDLinx
Media Measurement & Information		
Nielsen Media Research	Television ratings in the United States. Outside the U.S., the company is active in 40 markets, offering television and radio audience measurement, advertising information services, print readership and customized media research services.	Nielsen Media Research, People Meter, Ad*Views, AdEx International, MediaPix, TVPix, CabSat Asia
NetRatings (65%)	Internet usage	Nielsen//NetRatings
Nielsen EDI Nielsen ReelResearch Nielsen Broadcast Data Systems (BDS) Nielsen Retail Entertainment Information Nielsen SoundScan Nielsen VideoScan Nielsen BookScan Nielsen National Research Group (NRG) Nielsen Entertainment Marketing Solutions (EMS)	Entertainment information including motion-picture box office receipts, information on music programming, 'point-of-sale' data of music, video and book retails	ReelResearch, Entertainment Index, Box Office Flash Figures Online (BOFFO), FilmSource, CINESYS, BDS Realtime Suite
Interactive Market Systems (IMS) Marketing Resources Plus (MRP) Arc/HCI Research Scarborough Research (50%) MediaPlan SRDS	Media information including advertising expenditures, circulation figures, media planning systems and software, healthcare data	
Business Information		
VNU Business Publications USA VNU Expositions VNU eMedia	Business magazines, trade shows and conferences, and electronic information on sales and marketing, advertising, entertainment, music, design, training, incentives, food and beverages, gifts and merchandise, sports and apparel, jewelry, real estate and construction, travel	Adweek, Billboard, The Hollywood Reporter, National Jeweler, Progressive Grocer, Training, Restaurant Business, Successful Meetings, Online Learning, ASD/AMD, Bobbin World, GlobalShop, ShoWest, ShowEast, PhotoPlus, Cinema International, Health & Fitness Business, Hospitality Design Expo, JA International, Medtrade, OR, Training, Corporate Travel World, On-Line Exhibition, Clio Awards
VNU Business Publications in United Kingdom, The Netherlands, Italy, France, Belgium, Spain, Germany	Business magazines, trade shows and conferences, and electronic information on information technology, recruitment market, management, finance, engineering, textiles, chemistry, advertising	Accountancy Age, Intermediair, Management Team, Computing, Computable, Computer Idee, IT Week, NetworkNews, Informatiques, CRN, ComputerActive, PC Professional, PC Direct, PCMagazine, PCW, Softworld, Projectworld, Project Leadership Conference
Directories		
Promedia Gouden Gids Golden Pages Páginas Amarelas (75%) Verizon Information Services (40%) Telkom Directory Services (33%) Pagini Aurii (28%)	Telephone and business directories, information services, Internet directories, hosting of websites and virtual web shops	Gouden Gids, Pages d'Or, Golden Pages, Páginas Amarelas, Pagini Aurii

● = 1% | 👤 = 1,000 employees

Important client groups	Revenue share in %	Number of employees
Manufacturers and retailers of fast moving consumer goods (FMCG), department stores, supermarkets, financial services, automotive, travel, computers, telecommunications, utilities, information technology, marketers, advertisers, media companies, pharmaceutical and related healthcare industries, mail-order companies	46%	24,234 employees
Advertisers, advertising agencies, media planners, government agencies and media companies, including television, cable and satellite networks, program developers, program buyers and publishers. Advertisers, advertising agencies, media companies, Internet services Motion-picture studios, motion-picture distributors, music, video entertainment products, books Advertisers, advertising agencies, publishing companies, radio and TV stations, pharmaceutical and related healthcare industries	23%	7,685 employees
Professionals and advertisers in the fields of film, music, entertainment, architecture, photography, marketing, advertising, healthcare, incentives, congresses, training, sports and sports clothing, jewelry, gifts, real estate and construction, travel, food and beverage Professionals and advertisers in the fields of information technology, career, management, finance, engineering, textiles	21%	3,361 employees
Advertisers with small and medium-sized businesses	10%	1,840 employees



A
B
21.7%
A. strawberry
B. cherry
revenues per brand
total market volume
promotional effectiveness
buying channel
brand loyalty
price elasticity
A
28.3%
B
C
D
E
brand A
brand B
brand C
brand D
brand E



ACNielsen
Now you CAN take category management to the next level...
Spectra
INSIGHT



Insight in consumer behavior



http://www.claritas.com/index.htm
Financial Services | Ret
CLARITAS
Marketing Challenges
Strategic

VNU is a global leader in delivering market research, information and analysis to the consumer products and services industries. We offer these services in over 100 countries around the globe. With this information our clients make critical decisions about their products and markets. Our marketing information activities include: market data on the sale of fast moving consumer goods, consumer panel data, customized research, consumer segmentation, and consumer profiling for precision marketing. Our main brands are ACNielsen, Claritas, Spectra, Solucient and Trade Dimensions.




TV households:
adults 18-49
leading sports advertisers:
dollars spend
top 25 sporting events
viewing by day part:
prime time Mon-Sat 8-11pm
& Sun 7-11pm
average daily usage:
7 hours 24 minutes
prime time
network ratings
top ranked regular
program series
advertising expenditure
in newspapers
and
information


Nielsen//NetRatings
SRDS
MEDIA
Listing Locator Service
Nielsen
Media Research
The Services of



Insight in media choices


The only global media research company...
ACNielsen Media International



VNU's Media Measurement & Information group is the global leader in measuring TV ratings, Internet usage and entertainment information on music, books, video's and film. In the US we are number one in advertising data and media analysis tools with brands such as IMS, MRP, SRDS, PERQ and Scarborough Research. The group, active in 40 countries, supplies the critical information the media, advertising and information industries rely on every day to buy and sell advertising. Nielsen information is the recognized 'currency' of the marketplace.



Marketing Information

ACNielsen, since Febuary 2001 part of VNU's Marketing Information group, collects, analyzes and interprets data on consumer attitudes and purchasing behavior. We are a global leader in this field. This comprehensive research does not only deal with what and how much the consumer buys and where he does it, but especially what his buying motives are. Questions such as "Why does a certain brand sell better than another?", "How will the consumer react to a change in pricing?", "How do I best display products in stores?", and "What is the effect of an advertising campaign on the product sales?", are researched and analyzed.
ACNielsen provides its clients with in-depth insight

VNU offers information on consumers in 100 countries

about marketplace dynamics, so they can more effectively target their marketing and sales programs. Users of this marketing information include manufacturers and retailers of fast moving consumer goods, telecommunication companies, financial institutions, travel organizations and the automotive, computer and utilities industries.

Marketing Information	2001
EUR IN MILLIONS	
Net Revenues	1,789
Operating Income	234
Operating Margin	13%
Employees	24,234

Our various marketing information companies are working together more and more to analyze, integrate and provide geodemographic data, precision marketing tools and consumer profiles based upon lifestyle data. The databases of Claritas in the United States provide data which is based upon population research. With the aid of this information, profiles are composed of population groups, which are classified into states, cities and postal code districts. These consumer profiles are used for precision marketing actions. Claritas Europe provides direct mail data which are classified according to lifestyle and household composition of the population. With this information, the company's clients can direct their advertising and marketing activities very precisely.
Spectra Marketing Systems provides software and data with which manufacturers and retailers can segment their customer groups and tie this to shop types and locations in order to optimize their distribution network or product assortment.
Trade Dimensions provides specific information to manufacturers of packaged goods, retail chains and real estate developers about the infrastructure of the retail trade segment.
In the healthcare sector, Solucient is a major provider of marketing information. This company supplies information about healthcare, including, for example, the purchase, the use and the effect of medicines and the demand for and supply of medical services. Clients include hospitals, insurance companies and the pharmaceutical industry.



Consumer choices

Media Measurement & Information

"How many people are watching a certain popular commercial?", "Which groups of consumers are using the Internet everyday?". Through random sampling, advanced research and survey methods as well as state of the art technology, VNU delivers this information. Our subsidiary Nielsen Media Research registers and analyzes audience measurement figures in 30 countries. Our total package of products and services, which measure the usage of various media has been grouped in the VNU Media Measurement & Information operation. VNU is also a global market leader in this segment. In addition to television ratings, we measure which newspapers and magazines people read, which motion pictures they watch, and which compact discs and videos they are buying.

VNU measures television audiences and internet usage in 40 countries

Advertising expenditure measurement is also an important business segment of this group in 28 countries. VNU companies active in this segment are Nielsen Media Research, Interactive Market Systems and PERQ/HCI Research. SRDS provides detailed information about advertising rates, circulation numbers and other relevant media information used by advertisers. Scarborough Research provides consumer profiles for 75 regions in the United States, which are based upon analyses about purchase behavior, product use, media use, lifestyles and family composition.

The all-important television ratings are collected and transmitted daily by means of so-called People Meters. These electronic registration devices have been installed in thousands of households. The meters do not only register which specific television station is being watched, but also identify which family member is watching that program.

The television audience measurement figures are of vital importance to television and radio stations, cable television and satellite networks, television producers, advertisers, advertising agencies, media planners and publishers for buying and planning television programs and the determination of advertising rates.

Increasingly, our clients need this detailed information about market segments, because the television audience market fragments by the abundance of stations and channels. Likewise, the need for information about the usage of the Internet has grown. With NetRatings we measure the Internet-usage around the world.

Media Measurement & Information	2001
EUR IN MILLIONS	
Net Revenues	992
Operating Income	166
Operating Margin	17%
Employees	7,685

ACNielsen's services are divided into three core segments:

- Retail Measurement tracks consumer purchases with point of sale scanning information from retailers and in-store audits to measure which articles are sold, on what locations and at what price. These services provide amongst others an insight into the total market, market shares and the effect of promotional activities in more than 80 countries.
- Consumer Panel tracks the buying behavior of over 155,000 demographically balanced households in over 20 countries, primarily at home through the use of hand-held scanners. This panel information reveals why consumers buy a certain product.
- Customized Research investigates specific marketing issues of customers in more than 60 countries. These ad hoc studies are conducted through surveys and focus groups and answer a broad range of marketing questions, including customer satisfaction and brand awareness.


'we have a deal'
'thanks for your business'
'These brochures are popular,
I almost ran out of them'


Billboard
Cautious Hopes For Holiday Sales


FoodService Director


ADWEEK
Team Sport
Parental Guidance


MANAGEMENT TEAM
WORK/LIFE
ONDERZOEK 2001


to bring this coffee
so follow me'
'I hope these new products
look good in the magazine'
'Where is Section B?'

Insight in business and trade


Aisle


AccountancyAge.com

VNU Business Media connects buyers, sellers and other participants in specified industry segments through a variety of products. With a multi-channel approach we offer our audiences trade publications, trade directories, trade shows and related conferences and seminars as well as associated Internet sites. The group has reached leading positions with these business solutions that thousands of professionals rely on. VNU is the European market leader in IT publications and is a leading trade show organizer in the US.



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Insight in marketplaces


Pages d'Or
Lista Telefónica
Lisboa Assinantes
2000-2001

Through VNU World Directories, we operate a telephone directories and information services business, producing business and residential directories in print, cd rom and on-line formats. The Directories group, present in seven countries, currently produces over 165 various business and residential directories, printing about 40 million copies per year. Many advertisers view directory advertising as a mandatory feature of their marketing profile and 'must have' exposure, which is supported by historical high annual renewal rates.

Business Information

VNU provides Business Information in 9 countries

VNU is one of the largest providers of integrated business-to-business information in the United States and Europe. We service our clients through three channels: printed trade magazines and annual directories, on-line business information as well as information through direct personal contact at trade shows, exhibitions and conferences. With this rich supply of content, we perform an intermediary role between readers and users on the one hand and advertisers and manufacturers on the other.

The trade show is an effective, transactional meeting place for manufacturer and buyer. Since the acquisition of Miller Freeman USA in 2000, VNU has become one of the largest organizers of trade shows in key market segments in the United States and Brazil. In the United States, these activities have been accommodated at VNU Expositions. VNU Business Publications USA and VNU eMedia are the other parts of the Business Information group in this region.

Business Information	2001
EUR IN MILLIONS	
Net Revenues	926
Operating Income	112
Operating Margin	12%
Employees	3,361

With approximately 70 trade magazines, 50 trade shows and 75 Internet sites, VNU is well represented in the American professional information market. Renowned brands include Billboard, Adweek, The Hollywood Reporter, GlobalShop, JA International, ShoWest, Medtrade, Hospitality Design, Training and Online Learning. Users of these American products and services are especially the media and entertainment industries as well as the sectors marketing, retail and food, sports and sports clothing, jewelry, incentives, building and real estate and travel.

In Europe, VNU services the business market with an integrated package of trade magazines, trade shows and electronic publications. The Business Information group in Europe publishes more than 70 trade magazines in 7 countries. VNU, as publisher of IT information, holds a prominent position in Europe with brands such as Computing, IT Week, Computer Idee, Computable and NetworkNews. In addition to the IT segment, we publish magazines in Europe in segments such as management, finance, recruitment, media and technology. In the United Kingdom, The Netherlands and Italy, VNU organizes trade shows relating to the above mentioned business segments.



Magazine, events and on-line charts

Directories

VNU World Directories has more than 30 years of experience in directory publishing. In seven national markets we produce over 165 directories in nine languages, with a circulation of over 40 million copies. Our products are telephone directories, professional and business directories and we provide information services on the Internet, (mobile) telephone and cd rom.

Directories	2001
EUR IN MILLIONS	
Net Revenues	441
Operating Income	216
Operating Margin	49%
Employees	1,840

The group has invested heavily in our brands, databases, publishing systems and people, particularly the sales forces. They have become the real assets of the company. The internationally recognizable features of the product, such as the yellow color, the unique brands and the logos have created an enormous awareness and product position that is 'First in Class'.

These directories make the suppliers market transparent and are an important mutual link between companies as well as between companies and consumers. The directories have direct influence on the purchasing behavior of clients. Every year, the great majority of all companies renew their advertising contracts.

VNU publishes telephone and business directories in 7 countries

With strong brands such as Golden Pages, Gouden Gids, Pages d'Or and Páginas Amarelas and an extensive sales and marketing network, VNU World Directories is a leading company in Belgium, The Netherlands, Portugal, Ireland, Romania, Puerto Rico and South Africa. With the exception of The Netherlands, the telephone directories and yellow pages are operated in cooperation with the national telecommunication companies.

Data carriers such as the Internet, mobile telephone and cd rom promote the use of the directories. Internet plays a key role in this process. The electronic directories provide additional information, new search techniques, multi-language versions, maps and route descriptions. The number of advertisers on the Internet is growing each year. In addition, we design and host websites and virtual shops for small and medium-sized companies.



Find!

Further Growth

VNU's rebalanced portfolio has considerably strengthened our potential organic growth.

Our strategy is aimed at:
- worldwide expansion and reinforcement of marketing and media information activities;
- expansion of business information activities in selected markets in the United States and Europe with an emphasis on trade shows;
- reinforcement and expansion of the directories market, especially in Europe, by means of selective acquisitions and the launch of innovative products and services.

VNU and Society

VNU strives to do business in an ethical and responsible manner. To make this possible, it is important that every employee will be able to make the right decisions and to act in accordance with VNU values and principles. Recently, business principles have been formulated to achieve this. These principles deal with eight topics: integrity in all aspects of doing business, privacy and confidentiality of information, openness in communication, VNU's efforts to create shareholder value, our belief in the fundamental rights of each individual, adequate labor conditions, the environment and our role within society.
VNU endorses the principle that companies, in addition to an economic responsibility, also have a social responsibility. For that reason, investments in the community play an important role in VNU's policy.
VNU supports a number of social initiatives in countries where it conducts business. The donation budget is allotted to projects which promote the development of people through information. These projects vary from contributions to primary school education for orphans, support for the establishment and maintenance of school libraries, computer education for young men and women, as well as projects which provide dissemination of social information via the Internet, and support for medical research. In addition, VNU's subsidiaries are involved in the local community in different ways.

Business Integrity

Privacy

Openness

Stakeholder Value

Our People

Labor Conditions

Environment

Society

Working for VNU

Information services are a people business. For that reason VNU devotes a great deal of attention to the people who are constantly working on the composition of our products: tailor-made marketing information, trade magazines, trade shows, Internet sites and telephone directories.

As said, VNU employs approximately 38,000 people in over 100 countries. Our wide and multifaceted range of products and services demands specialized men and woman for a great diversity of disciplines. They range from specialists in the field of information and communications, market researchers, marketing experts and advertising sales representatives to journalists, designers, photographers, business specialists and economists. Still, throughout the whole, all these VNU people have certain things in common. Entrepreneurial attitude for example. No business moves as fast as the information business that we are active in. This requires a focus on news and innovation. The same goes for the creativity to cope with business dynamics. That's why hands-on management is found throughout all VNU companies. Another distinguishing characteristic is the pride that people at VNU have for their products and services.

Information services are

a people business



VNU Financial Highlights

Key Figures	2001*	2000	1999
EUR IN MILLIONS			
Net revenues	**4,344**	3,384	2,809
Operating income	**718**	701	570
Cash Earnings – earnings before goodwill amortization, impairment charges** and extraordinary items	**401**	407	320
Operating Margin	**16.5%**	20.7%	20.3%

* Pro forma (unaudited) 2001. Including a full year ACNielsen, excluding the Consumer Information and Educational Information groups

** Not applicable in 1999

Revenues Marketing Information
X EUR 1 MILLION



1789
2001
282
2000
Acquisition ACNielsen
230
1999
200
1998
1997
N.A.

Revenues Media Measurement & Information
X EUR 1 MILLION



992
2001
825
2000
324
Acquisition Nielsen Media Research
1999
200
1998
1997
N.A.

Revenues Business Information
X EUR 1 MILLION

advertising
trade shows
other activities



total
488 212 226 926
2001
573 111 227 911
2000
431 48 166 645
1999
377 23 131 531
1998
333 12 126 471
1997

Revenues Directories
X EUR 1 MILLION



441
2001
433
2000
414
1999
383
1998
Acquisition World Directories
1997
N.A.



he latest information about VNU, amongst others all corporate press releases,
continuously available on our corporate website www.vnu.com

U Corporate Communications / Investor Relations
O. Box 1, 2000 MA Haarlem, The Netherlands
hone +31 23 546 36 00
x +31 23 546 39 12
mail vnupr@hq.vnu.com

e 2002

sign: Eden design & communication, Amsterdam, The Netherlands
otography: Reinier Gerritsen, Amsterdam; Eden design & communication, Amsterdam
int: PlantijnCasparie Hilversum, The Netherlands